UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        COLLAGENEX PHARMACEUTICALS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    19419B100
                                 (CUSIP Number)


                                  MAY 12, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19419B100             Schedule 13G                       Page  2 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus-Soros BioPharmaceutical Fund, LP
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               900,888 (1)
                                                                -------------
Beneficially            (6)     Shared Voting Power             0
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          900,888 (1)
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        0
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  3 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus-Soros Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               900,888 (1)
                                                                -------------
Beneficially            (6)     Shared Voting Power             0
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          900,888 (1)
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        0
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  4 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus BioTech Fund Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             900,888 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        900,888 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  5 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       SFM Participation, LP
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             900,888 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        900,888 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  6 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       SFM AH, LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             900,888 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        900,888 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  7 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus EC, LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             900,888 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        900,888 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  8 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseuspur, LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             900,888 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        900,888 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  9 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Frank H. Pearl
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             1,049,468 (1)(2)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        1,049,468 (1)(2)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,049,468 (1)(2)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        8.99%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.
2    See Item 4(a) herein.

CUSIP NO. 19419B100             Schedule 13G                       Page 10 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Soros Fund Management LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             900,888 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        900,888 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO; IA

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page 11 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       George Soros
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             900,888 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        900,888 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  900,888 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        7.72%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IA

--------------------------------------------------------------------------------
------------------------
1    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page 12 of 24


Item 1.  (a)      NAME OF ISSUER

                  CollaGenex Pharmaceuticals, Inc. (the "Company")

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  41 University Drive
                  Newtown, PA 18940


Item 2.  (a)      NAMES OF PERSONS FILING

                  (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership ("PSBF");

                  (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP" and general partner of PSBF);

                  (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners" and a managing member of PSP GP);

                  (iv) SFM Participation, LP, a Delaware limited partnership ("SFM Participation" and a managing member of PSP
                           GP);

                  (v) SFM AH, LLC, a Delaware limited liability company ("SFM AH" and general partner of SFM Participation);

                  (vi) Perseus EC, LLC, a Delaware limited liability company ("Perseus EC" and managing member of PBFP Partners);

                  (vii) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur" and member of Perseus EC);

                  (viii) Mr. Frank H. Pearl ("Mr. Pearl" and sole member of Perseuspur);

                  (ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"); and

                  (x)      Mr. George Soros ("Mr. Soros" and Chairman of SFM
                           LLC).

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of (i) PSBF and
         (ii) PSP GP is 888 Seventh Avenue, 29th Floor, New York, NY 10106. The address of the principal business offices of (i) PBFP Partners, (ii) Perseus EC, (iii) Perseuspur and (iv) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006. The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC and (iv) Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

         (c)      CITIZENSHIP

                  PSBF - a Delaware limited partnership

CUSIP NO. 19419B100             Schedule 13G                       Page 13 of 24


                  PSP GP - a Delaware limited liability company
                  PBFP Partners - a Delaware limited liability company SFM Participation - a Delaware limited partnership SFM AH - a Delaware limited liability company Perseus EC - a Delaware limited liability company Perseuspur - a Delaware limited liability company Mr. Pearl - United States
                  SFM LLC - a Delaware limited liability company
                  Mr. Soros - United States

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  19419B100

                  Information contained herein concerning SFM Participation, SFM AH, Mr. Soros and SFM LLC has been provided by SFM LLC. PSBF, PSP GP, PBFP Partners, Perseus EC, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseus EC, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. PSBF, PSP GP, SFM Participation, SFM AH, Mr. Soros and SFM LLC assume no responsibility for such information.


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).


Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Each of the Reporting Persons, other than Mr. Pearl, may be deemed to beneficially own an aggregate of 900,888 shares of Common Stock.

                  Mr. Pearl may be deemed to beneficially own an aggregate of 1,049,468 shares of Common Stock as a result of his voting and dispositive power over the 900,888 shares of Common Stock owned by PSBF and an additional 148,580 shares of Common Stock beneficially owned by New York Life BioVenture Partners LLC, a Delaware limited liability company ("New York Life"). New York Life may be deemed to be an affiliate of Mr. Pearl.

         (b)      PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 11,409,641 shares of Common Stock outstanding as of this date, each of the Reporting Persons, other than Mr. Pearl, may be deemed to beneficially own approximately 7.72% of the outstanding

CUSIP NO. 19419B100             Schedule 13G                       Page 14 of 24


         shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 11,409,641 shares of Common Stock outstanding as of this date, Mr. Pearl may be deemed to beneficially own approximately 8.99% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) Each of PSBF and PSP GP may be deemed to have sole power to direct the voting and disposition of the 900,888 shares of Common Stock beneficially owned by PSBF.

                  (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons, other than PSBF, PSP GP and Mr. Pearl, may be deemed to share the power to direct the voting and disposition of the 900,888 shares of Common Stock beneficially owned by PSBF. Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 900,888 shares of Common Stock beneficially owned by PSBF and the 148,580 shares of Common Stock beneficially owned by New York Life.

                           PSBF, PSP GP, PBFP Partners, Perseus EC, Perseuspur,
                  SFM Participation, SFM AH, Mr. Soros and SFM LLC disclaim beneficial ownership of the 148,580 shares of Common Stock beneficially owned by New York Life.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The partners of PSBF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of PSBF in accordance with their ownership interests in PSBF.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

CUSIP NO. 19419B100             Schedule 13G                       Page 15 of 24


Item 10. CERTIFICATION

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 19419B100             Schedule 13G                       Page 16 of 24


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of May 21, 2003


                           PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                           By:  Perseus-Soros Partners, LLC, Its General Partner

                           By:  SFM Participation, L.P., Its Managing Member

                           By:  SFM AH, LLC, Its General Partner

                           By: Soros Private Funds Management LLC, Its Managing Member


                                        /s/ Jodye Anzalotta
                           ----------------------------------------------------
                           By:       Jodye Anzalotta
                           Title:    Attorney-in-Fact


                           PERSEUS-SOROS PARTNERS, LLC

                           By:  SFM Participation, L.P., Its Managing Member

                           By:  SFM AH, LLC, Its General Partner

                           By: Soros Private Funds Management LLC, Its Managing Member


                                        /s/ Jodye Anzalotta
                           ----------------------------------------------------
                           By:       Jodye Anzalotta
                           Title:    Attorney-in-Fact

CUSIP NO. 19419B100             Schedule 13G                       Page 17 of 24


                           PERSEUS BIOTECH FUND PARTNERS, LLC

                           By:  Perseuspur EC, L.L.C., Managing Member

                           By:  Perseuspur, LLC, Member


                                        /s/ Rodd Macklin
                           ----------------------------------------------------
                           By:       Rodd Macklin
                           Title:    Secretary and Treasurer


                           PERSEUS EC, L.L.C.

                           By:  Perseuspur, LLC, Member


                                        /s/ Rodd Macklin
                           ----------------------------------------------------
                           By:       Rodd Macklin
                           Title:    Secretary and Treasurer


                           PERSEUSPUR, LLC


                                        /s/ Rodd Macklin
                           ----------------------------------------------------
                           By:       Rodd Macklin
                           Title:    Secretary and Treasurer


                           MR. FRANK H. PEARL


                                        /s/ Rodd Macklin
                           ----------------------------------------------------
                           By:       Rodd Macklin
                           Title:    Attorney-in-Fact

CUSIP NO. 19419B100             Schedule 13G                       Page 18 of 24


                           SFM PARTICIPATION, LP

                           By:  SFM AH, LLC, Its General Partner

                           By: Soros Private Funds Management LLC, Its Managing Member


                                        /s/ Jodye Anzalotta
                           ----------------------------------------------------
                           By:       Jodye Anzalotta
                           Title:    Attorney-in-Fact


                           SFM AH, LLC

                           By: Soros Private Funds Management LLC, Its Managing Member


                                        /s/ Jodye Anzalotta
                           ----------------------------------------------------
                           By:       Jodye Anzalotta
                           Title:    Attorney-in-Fact


                           SOROS FUND MANAGEMENT LLC


                                        /s/ Jodye Anzalotta
                           ----------------------------------------------------
                           By:       Jodye Anzalotta
                           Title:    Assistant Counsel


                           MR. GEORGE SOROS


                                        /s/ Jodye Anzalotta
                           ----------------------------------------------------
                           By:       Jodye Anzalotta
                           Title:    Attorney-in-Fact

CUSIP NO. 19419B100             Schedule 13G                       Page 19 of 24


                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2. Power of Attorney dated October 30, 2002 appointing each of Armando T. Belly, Jodye Anzalotta, John F. Brown, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros as Attorney-In-Fact for George Soros.

Exhibit 3. Power of Attorney dated April 9, 2003 appointing Rodd Macklin as Attorney-In-Fact for Frank H. Pearl.